

Mail Stop 7010

May 25, 2007

Mr. David P. Warren
Executive Vice President and Chief Financial Officer
The Nasdaq Stock Market, Inc.
One Liberty Plaza
New York, New York 10006

      RE: **The Nasdaq Stock Market, Inc.**
                Form 10-K for the Fiscal Year ended December 31, 2006
                Form 10-Q for the First Quarter ended March 31, 2007
                File No. 0-32651

Dear Mr. Warren:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management Discussion and Analysis of Financial Condition and Results of Operations, page 38

1. You disclosed that due to the recent outcome of two court cases your ability to collect license fees for options on ETF's that track your indexes was impacted beginning in the third quarter. You also disclosed that you are replacing this loss in revenues by continuing to develop, create and license new indexes for financial instruments. Please tell us, and in future filings, discuss and quantify the loss in license fee revenues and the revenues you have generated and expenses that you have incurred in developing and licensing new indexes. Please refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 55
Contractual Obligations and Contingent Commitments, page 61

2. In future filings, please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Consolidated Balance Sheets, page F-3

3. We note that you classified your $1.5 billion investment in the London Stock Exchange as a current asset. We also note:

    - Your original intention to acquire all of the outstanding shares of the London Stock Exchange;
    - That you described the investment in the London Stock Exchange as a strategic initiative;
    - You acquired the great majority of your 29.6% interest in the London Stock Exchange over a year ago;
    - You appear to have financed the investment in the London Stock Exchange through the issuance of long-term debt obligations and common stock; and
    - If not for the ability to acquire financial statements for the investee you would be utilizing the equity method of accounting.

    Please tell us the factors that you considered and the accounting literature that you relied upon in classifying this strategic investment as a current asset. Please refer to paragraph 17 of SFAS 115 and Chapter 3A of ARB 43 for guidance.

Segments, page F-59

4. We note that you disclosed revenue by service type in management's discussion and analysis. Explain to us what consideration you have given to providing the revenues from each type of service as required by paragraph 37 of SFAS 131 in your audited footnote. It is unclear why you have not shown revenues from any Section 31 fees, trading transactions, market information, securities listings, insurance, shareholder and newswire services and financial products. Please also tell us whether you have separate revenue information regarding trade execution and trade reporting services.

5. Please tell us the amount of Section 31 fees charged to customers through execution revenues and the amount of Section 31 fees paid to the SEC. If the amount of fees charged to customers exceeds more than 10% of market services revenues please disclose the Section 31 fees paid to the SEC separately as sales and cost of sales. In addition, if the amount payable to the SEC exceeds more than 5% of current liabilities please present this liability separately on your balance sheet. Please refer to Rules 5.02 (20) and 5.03 (1) of Regulation S-X.

Form 10-Q for the quarter ended March 31, 2007

6. Please address the comments above in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant